UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Prosensa Holding N.V.

(Name of Subject Company)

BioMarin Falcons B.V.

(Offeror)

BioMarin Pharmaceutical Inc.

(Parent of Offeror)

(Names of Filing Persons)

ORDINARY SHARES, PAR VALUE €0.01 PER SHARE

(Title of Class of Securities)

N71546100

(Cusip Number of Class of Securities)

G. Eric Davis

Senior Vice President, General Counsel

BioMarin Pharmaceutal Inc.

770 Lindaro Street

San Rafael, California 94901

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kevin Espinola

Jones Day

3161 Michelson Dr., Suite 800

Irvine, California 92612

(949) 851-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by BioMarin Falcons B.V., (“Buyer”) a private company with limited liability organized under the laws of The Netherlands and an indirect wholly owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“BioMarin” or the “Company”), to purchase all of the issued and outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Prosensa Holding N.V., a public limited liability company organized under the laws of The Netherlands (“Prosensa”), at a purchase price of $17.75 per Share, net to the seller in cash, plus one non-transferrable contingent value right per Share, which represents the contractual right to receive a cash payment of up to $4.14 per Share upon the achievement of certain product approval milestones, in each case, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in the Purchase Agreement, dated as of November 23, 2014, by and among Buyer, BioMarin and Prosensa.

ADDITIONAL INFORMATION

The Offer described in this communication and related exhibits has not yet commenced, and this communication and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Prosensa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). Thereafter, Prosensa will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The offer to purchase ordinary shares of Prosensa will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS OF PROSENSA ARE URGED TO READ BOTH THE SCHEDULE TO (AND THE INCLUDED OFFER TO PURCHASE) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TERMS OF THE OFFER, THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.

The tender offer statement will be filed with the SEC by BioMarin and Buyer, and the solicitation/recommendation statement will be filed with the SEC by Prosensa. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “‘will” and similar expressions as they relate to the Company, Buyer or Prosensa are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties concerning the parties’ ability to initiate the tender offer, close the transaction, terminate the Purchase Agreement, the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, and other risks detailed in the Company’s and Prosensa’s SEC filings, including those discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and in any subsequent periodic reports on Form 10-Q and Form 8-K and Prosesa’s Annual Report on Form 20-F for the year ended December 31, 2013 and in any subsequent reports on Form 6-K, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. The Company is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBIT INDEX

Exhibit 99.1	Email Communication from BioMarin’s Chief Executive Officer to Prosesensa Employees on November 24, 2014